UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-42572

Top Win International Limited

33/F Sunshine Plaza
353 Lockhart Road, Wan Chai, Hong Kong
Tel: +852 2815 7988

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Extraordinary General Meeting of Shareholders

On August 5, 2025, at 9.30 p.m. Hong Kong Time, Top Win International Limited, a Cayman Islands exempted company (Nasdaq: SORA) (the “Company”) held its Extraordinary General Meeting of Shareholders (the “Meeting”).

As of the close of business on July 1, 2025, the record date for the determination of shareholders entitled to vote at the Meeting, there were 24,864,000 ordinary shares of the Company, par value US$0.0005 per share, issued and outstanding, with each share entitled to one vote on each proposal at the Meeting. At the Meeting, the combined holders of 22,119,497 ordinary shares entitled to notice of and to vote at the Meeting were represented by proxy, representing approximately 88.96% of the outstanding shares, and therefore a quorum pursuant to the Company’s articles of association was present for the transaction of business at the Meeting.

The following proposals were considered at the Meeting and the final results for each of the proposals considered were as follows:

Proposal 1:

As a special resolution, subject to Proposal 2 being passed, to change the name of the Company from “Top Win International Limited” to “AsiaStrategy” and to authorise any one director, registered office provider or company secretary of the Company to do all such acts and things and execute all such documents to effect the same, including without limitation, attending to the necessary filing with the Registrar of Companies in the Cayman Islands.

The voting results for Proposal 1 were as follows:

Votes For	Votes Against	Abstentions
22,118,595	902	0

Approval of Proposal 1 requires the affirmative vote of a majority of not less than two-thirds of the votes cast at the Meeting, as a special resolution of members. This Proposal is conditional upon Proposal 2 below being passed at the Meeting. The proposal was approved.

Proposal 2:

As a special resolution, subject to Proposal 1 being passed, to amend and restate the amended and restated memorandum and articles of association adopted by a special resolution of the Company passed on 20 November 2024 (the “Current M&A”) and to adopt a second amended and restated memorandum and articles of association of the Company, in the form attached as Exhibit A to the accompanying Proxy Statement, in substitution for and in replacement of the Current M&A, and to authorise any one director, registered office provider or company secretary of the Company to do all such acts and things and execute all such documents to effect the same, including without limitation, attending to the necessary filing with the Registrar of Companies in the Cayman Islands.

The voting results for Proposal 2 were as follows:

Votes For	Votes Against	Abstentions
22,116,494	2,639	362

Approval of Proposal 2 requires the affirmative vote of a majority of not less than two-thirds of the votes cast at the Meeting, as a special resolution of members. This Proposal is conditional upon Proposal 1 above being passed at the Meeting. The proposal was approved.

Filing and Effective Date of the Second Amended and Restated Memorandum and Articles of Association

The Second Amended and Restated Memorandum and Articles of Association as approved by the shareholders at the Meeting, a copy of which is appended as Exhibit 3.1 hereto, will become effective upon filing in the Cayman Islands.

EXHIBITS

Exhibit No.	Description
3.1	Second Amended and Restated Memorandum and Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Top Win International Limited

By:	/s/ Jason Fang
Name:	Jason Fang
Title:	Director and Co-Chief Executive Officer

Date:	August 6, 2025

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